SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that received, on November 29, 2017, from Comissão de Valores Mobiliários - CVM, the Official Letter 387/2017/CVM/SEP/GEA-1, as transcribed at the end of this market announcement, requesting clarifications about the news in O Globo, Business section, under the title “Eletrobras wants to invest in energy commercialization”.

In compliance with the Official Letter in reference, the Company hereby informs the following:

1.   According to the Market Announcement on November 27, 2014, the Strategic Plan of Eletrobras System 2015-2030, approved on November 26, 2014, will be deployed in the Business and Management Master Plan (“PDNG”) which will be annually updated by Eletrobras for five-year horizon.Therefore, considering the end of the 2017 fiscal year, Eletrobras’ CEO, Mr. Wilson Ferreira Junior, clarified that the Company will define its new PDNG - Business and Management Master Plan ("PDNG") for the 2018/2022 horizon;

2.   Regarding the Company's strategic activities, Eletrobras’ CEO, Mr. Wilson Ferreira Junior highlighted, as already stated in items 7.1 and 10.8 of the Company's Reference Form and the Company's Bylaws, the Company will continue to focus on generation, transmission and marketing activities. In this regard, about the investments values, by segment, the Company had already disclosed the investments planned up to 2021, through the Market Announcement dated of November 25, 2016;

3.   Finally, with regard to the need to reduce its level of indebtedness, according to the Relevant Fact of November 17, 2016, the Company reported that its target was to reduce the net debt/Ebitda indicator lower than 4 times , which is progressively occurring, as it can be verified in the Quarterly Financial Information for the period ended September 30, 2017, as well as in its conference call to the market for the third quarter of 2017, which presentation was duly filed on the CVM's website (www.cvm.gov.br) and on Eletrobras’ (www.eletrobras.com/ri).

MARKET ANNOUNCEMENT

In view of the foregoing, the Company understands that all data and information published by the press were previously disclosed to the market by the Company, through the appropriate channels, pursuant to CVM Instruction 358/02.

Rio de Janeiro, November 30, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

Free Translation Of The Official Letter 387/2017/CVM/SEP/GEA-1

“Subject: Request for clarification on news

Dear Officer,

1.               We report to the news published on this date, in O Globo, Business section, under the title “Eletrobras wants to invest in energy commercialization”, which summarize the following statements:

-          SÃO PAULO and BRASÍLIA - Eletrobras will define a new business plan next month and, even with the privatization project of its subsidiaries companies, the investments program for the period 2018-2023 will contemplate energy commercialization projects, besides transmission and generation, areas in which the company already performs.

-          We are going to be huge in energy commercialization in the free market, and continue to be great in transmission and generation areas – Eletrobras’ CEO, Wilson Ferreira Junior, said yesterday during the 10th Smart Grid Forum in São Paulo.

-          Clearly, if you look back few years, we have lost relevance, we have been losing market share over the past ten, fifteen years. We can rescue the Eletrobras’ protagonism in the Brazilian market.

MARKET ANNOUNCEMENT

-          Ferreira Junior also said that the new business should be viable only after a strong reduction in the level of indebtedness of the state owned group. The expectation, according to him, is that by the end of 2018, the ratio Net Debt / Ebitda (cash generation before taxes, amortizations and depreciation) is expected to fall to lower than three times. According to the third quarter balance sheet, the group's leverage was four times the annual cash generation.

2.   In this regard, we request a statement from the company concerning the veracity of the news, and if so, explain the reasons why it was not considered a relevant fact (especially in relation to the projection informed in the third paragraph of the news) and comment about other information considered important on the subject.

3.   In addition, as stated in CVM Instruction Nº 358/02, article 4, sole paragraph, provides for the obligation to inquire of the Company’s management and controlling shareholders, as well as other persons with access to relevant acts or facts, whether they are aware of information that must be disclosed to the market in order to ascertain whether they know information that should be disclosed to the market.

4.   The answer should be submitted through the Empresa.NET System, category: Market Announcement, type: Clarifications Inquiries CVM/B3, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

5.   The Superintendence of Corporate Relations will be responsible for, in use of its legal attibutions ans, based on Law Nº 6,385/1976, article 9, item II, and CVM Instruction Nº 452/2007, the determination of the application of a fine, in the amount of R$ 1,000 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirements of this Official Letter, send exclusively by e-mail, until 11.30.2017, notwithstanding the provisions of the sole paragraph of article 6 of CVM Instruction 358/02.

Sincerely,”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.